

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 2, 2018

Timothy J. Gallagher
Chief Financial Officer
Genesee & Wyoming Inc.
20 West Avenue
Darien, Connecticut 06820

> **Re: Genesee & Wyoming Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 001-31456**

Dear Mr. Gallagher:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Melissa Raminpour

                                        Melissa Raminpour
                                        Branch Chief
                                        Office of Transportation and Leisure